                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 2)


                   Under the Securities Exchange Act of 1934

                          BFX HOSPITALITY GROUP, INC.
                        (formerly BUFFTON CORPORATION)
           ---------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.05 par value
           ---------------------------------------------------------
                        (Title of Class of Securities)

                                   119885200
           ---------------------------------------------------------
                                (CUSIP Number)

                          Andrew C. Culbert, Esquire
                        Masterman, Culbert & Tully LLP
                                One Lewis Wharf
                               Boston, MA 02110
                                (617) 227-8010

           ---------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 2, 1997
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

          Check the following box if a fee is being paid with the statement [_].

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                                 SCHEDULE 13-D

1.        Name of Reporting persons:

          Alan Tremain - SS No. or IRS Identification No. of above person.

          --------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

                                (a) ________
                                (b)          *
                                    --------
          * Messrs Tremain and Mathot had originally filed jointly on April 24, 1997 solely because each had entered into an agreement with Issuer, following joint negotiations with the Issuer, which resulted in the acquisition of the Common Stock which is the subject of the original filing. (See Item 5(a) in the Statement on Schedule 13D for Alan Tremain as amended.)

          --------------------------------------------------------------
3.        SEC Use Only


          --------------------------------------------------------------
4.        Source of Funds

                                     SC,PF

          --------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                     ______

          --------------------------------------------------------------
6.        Citizenship of Place of Organization

          Mr. Tremain is a citizen of the United Kingdom.

          --------------------------------------------------------------
          7.           Sole Voting Power
Number of
Shares                 521,500
Owned     --------------------------------------------------------------
By Each   8.           Shared Voting Power
Reporting
Person                 -0-
With
          --------------------------------------------------------------
          9.           Sole Dispositive Power


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                       521,500
          --------------------------------------------------------------
          10.          Shared Dispositive Power

                       -0-
          --------------------------------------------------------------
11.       Aggregate Amount Beneficially owned by Reporting Persons

          271,500    Actual Ownership
          250,000    Stock Option
          -------
          521,500

          --------------------------------------------------------------
12.       Check Box if the Aggregate Amount of (11) Excludes ______ Certain
          Shares

          --------------------------------------------------------------
13.       Percent of Class Represented by Amount of Row (11)

          6.55% (fully diluted), based on 7,713,928 Shares outstanding as of April 11, 1997, plus the 250,000 shares represented by the Stock Option currently exercisable by Mr. Tremain.

          --------------------------------------------------------------
14.       Type of Reporting Person

                                       IN



CUSIP No. 119885200



                           STATEMENT FOR SCHEDULE 13D
                           --------------------------

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          This statement amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission by Mr. Alan Tremain and Mr. Jean-Claude Mathot on April 24, 1997, in connection with their ownership of shares of Common Stock, $.05 par value, of BFX Hospitality Group, Inc., formerly Buffton Corporation, a Delaware Corporation. Mr. Mathot had filed an amendment to that filing on May 12, 1997 reporting additional shares of the Issuer's Common Stock acquired by him and certain other matters.

ITEM 2.   IDENTITY AND BACKGROUND.

Item 2(a) is supplemented as follows:

     (a)  The reporting person for this Amendment is Alan Tremain.

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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3. is amended to add the following:

          On July 2, 1997, Mr. Tremain purchased in the market 49,900 shares of the Issuer's Common Stock at $2.25 per share. On various dates from June 19 through and including June 26, 1997, Mr. Tremain also purchased an additional 41,600 shares at $2.25 per share resulting in a total acquisition of 91,500 shares of the Issuer's Common Stock since his original Schedule 13D filing. He used his personal funds for these recent acquisitions.

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ITEM 4.   PURPOSE OF TRANSACTION.

Item 4.(a) is amended by adding the following:

        Mr. Tremain is required to acquire only 8,500 additional shares pursuant to the Stock Agreement commitment as he has acquired 91,500 shares through July 2, 1997 in the market.

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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) is amended and supplemented as follows:

     Mr. Tremain had originally filed jointly on a Schedule 13D on April 24, 1997 with Mr. Jean-Claude Mathot as they had each acquired their initial shares of the Issuer's Common Stock (except for Mr. Mathot who already had 15,000 shares) through the transaction described in the original joint filing on
Schedule 13D. Mr. Tremain disclaims being a member of a group and is herewith reporting separately as to his interest in the securities of the Issuer. In Amendment No. 1 filed on May 12, 1997, Mr. Mathot had disclaimed being a member of a group and was, at that time, filing separately. Mr. Tremain, with the addition of the 91,500 shares which he purchased in the market from June 19 through July 2, 1997, now owns, or has the right to own, in the aggregate 521,500 shares of Common Stock, or approximatley 6.55% of the issued and outstanding shares of the Common Stock of the Issuer as of April 11, 1997, if the 250,000 shares of Common Stock which would have been issued on exercise of his Stock Options are included in the calculation of the outstanding shares.

Item 5(b) is amended by adding the following:

     As of July 2, 1997, Mr. Tremain has sole power to vote or direct the vote of 271,500 shares of the Issuers' Common Stock, or 521,500 shares on a fully diluted basis upon the exercise of his Stock Option, and the sole power to dispose or direct the disposition of 521,500 shares of the Issuers' Common Stock on a fully diluted basis, subject to the Stock Option Agreement filed as Exhibit 2A to the orginal filing on Schedule 13D and hereby incorporated herein by reference and as further limited by the Employment Agreement attached as Exhibit 3A to the original filing on Schedule 13D and as further described therein and hereby incorporated herein by reference.


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                                  SIGNATURES
                                  ----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 1997

                                /s/ Alan Tremain
                               -----------------------------------
                               ALAN TREMAIN


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